Exhibit 99.2

October 4, 2022

Snow Lake Lithium Hosts LG Energy Solution

as Part of Collaboration To Create

a Lithium Hydroxide Processing Plant

●	Snow Lake Lithium welcomes LG Energy Solution to Winnipeg in Manitoba, Canada, to explore opportunities for a lithium hydroxide processing plant

●	Snow Lake Lithium is developing the world’s first all-electric lithium mine in Manitoba and has partnered with LG Energy Solution to establish a domestic lithium supply chain for the North American electric vehicle market

●	Domestically sourced lithium is essential to secure the future of the North American automobile industry

●	Media assets can be downloaded here: https://bit.ly/SnowLakeLithium

MANITOBA, ON / ACCESSWIRE / October 4, 2022 /Canada: Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (NASDAQ:LITM) (“Snow Lake Lithium”) hosted LG Energy Solution (LGES: KRX 373220) in Manitoba, Canada on September 13th to explore the potential next step towards building a domestic supply chain for the North American electric vehicle market.

The visit by LG Energy Solution advances the collaboration with Snow Lake Lithium which will see the delivery of one of Canada’s first lithium hydroxide processing plants in CentrePort, Southern Manitoba. Manitoba Hydro - a hydroelectric power provider in Manitoba - was also included in the discussions regarding the provision of sustainable, clean power to the plant in addition to a site visit to the proposed facility in CentrePort.

Meetings held at the Manitoba Legislative Building included participation from Snow Lake Lithium and LGES representatives, as well as Jordan Gaw and Jenny Kang from Invest in Canada and Cliff Cullen, the Deputy Premier and Minister of Economic Development, Industry and Trade. Representatives from the Economic Secretariat of Manitoba, the Department of Economic Development, Industry and Trade, and Manitoba’s Chamber of Commerce were also present.

Manitoba’s Deputy Premier, Cliff Cullen, commented, “Companies such as LG Energy Solution and Snow Lake Lithium are leading the exploration and development of critical minerals that will be key to helping the world pursue the goal of decarbonization.”

Cullen further added, “Manitoba has the mineral, energy and human resources needed to help meet growing global demand and we are very excited that LG Energy Solution and Snow Lake Lithium have recognized the potential of Manitoba as a great place to invest. Our government is committed to ensuring that Manitoba is a great place to invest and grow the industries that will lead the energy transition that is transforming the world.”

Philip Gross, CEO Snow Lake Lithium said, “The visit was a great success and there is an exceptional opportunity here in Manitoba to establish a strong domestic supply chain for the US automobile industry. Following our exciting collaboration with world-leading LG Energy Solution we are confident that our rock to road battery supply chain will help the electric vehicle market in North America.”

Canada - a global mining powerhouse

With its rich minerals and metals sector ecosystem, Canada is globally recognized as a world-leader in the mining industry. Its commitment to producing minerals in the right way, both protecting the environment and ensuring local indigenous communities’ benefit, is unparalleled.

Canada is a natural location for investment in critical minerals which are essential to renewable energy, clean technology and advanced manufacturing supply chains. Canada is the only country in the Western Hemisphere that has all the critical minerals required for EV batteries, including lithium.

By 2025, Canada is expected to rank third in the global production of the raw materials needed for electric vehicle batteries.

Snow Lake & Manitoba’s rich mining heritage

Based in Manitoba, Canada, Snow Lake Lithium is developing the world’s first all-electric lithium mine to enable domestic supply of this critical resource to the North American electric vehicle industry.

Snow Lake Lithium is ideally located to serve the North American automotive industry with access to the US rail network via the Artic Gateway railway, which reduces transportation from thousands of miles by road and boat to just several hundred by train.

The Manitoba region has a rich history of mining giving Snow Lake Lithium access to some of the most talented and experienced miners in North America.

Snow Lake Lithium’s 55,000-acre site is expected to produce 160,000 tonnes of 6% lithium spodumene a year over a 10-year period, enough to power 5 million electric vehicles.

Currently, Snow Lake Lithium has explored approximately 1% of its site and is confident that further exploration will increase estimates over the course of the next year. Snow Lake Lithium’s planned mine will be operated by almost 100% renewable, hydroelectric power to ensure the most sustainable lithium manufacturing approach.

Over the coming months, Snow Lake Lithium will continue its engineering evaluation and drilling programme across its site, with the expectation that mining operations will transition to commercial production targeted for 2025.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harmproduct to the North American electric vehicle and battery markets.

Our wholly owned Thompson Brothers Lithium Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

About LG Energy Solution

LG Energy Solution (KRX: 373220), a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 24,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. At the forefront of green business and sustainability, LG Energy Solution aims to achieve carbon neutral operations by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution’s ideas and innovations, visit https://www.lgensol.com.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors

ir@snowlakelithium.com

Media
media@snowlakelithium.com
Twitter: @SnowLakeLithium
www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.

View source version on accesswire.com:

https://www.accesswire.com/718673/Snow-Lake-Lithium-Hosts-LG-Energy-Solution-as-Part- of-Collaboration-To-Create-a-Lithium-Hydroxide-Processing-Plant

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